EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended June 30,
	2006	2005
Income before taxes	$24,330,801	$36,647,549
Fixed charges, as adjusted	41,479,159	28,906,300

	$65,809,960	$65,553,849

Fixed charges:
Interest expense including amortization of debt costs	$30,582,120	$18,953,259
Capitalized interest	1,631,742	674,909
Interest factor on rent (1/3 rent expense)	10,897,039	9,953,041

Total fixed charges	43,110,901	29,581,209
Less capitalized interest	(1,631,742)	(674,909)

Fixed charges, as adjusted	$41,479,159	28,906,300

Ratio of earnings to fixed charges	1.5	2.2

34